Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS RESULTS FOR
THE THIRD QUARTER 2011

Record revenue of $41.7 million and record net income of $6.6 million

AZOUR, Israel – November 16, 2011 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the third quarter ended September 30, 2011.

Highlights of the Quarter
•	Record revenues of $41.7 million, growing 12% year-over-year
•	Gross margin at 50.2% and operating margin at 22.3%;
•	EBITDA of $13.6 million or 32.7% of revenues;
•	Net income of $6.6 million, growing 17% year-over-year
•	Generated $9.2 million in operating cash flow;

Third Quarter 2011 Results
Revenues for the third quarter of 2011 reached $41.7 million, representing a 12% growth over revenues of $37.1 million in the third quarter of 2010. 72.2% of revenues were from location based service subscription fees and 27.8% from product revenues.

Revenues from subscription fees grew by 5.4% over the same period last year. The increase in subscription fees was mainly due to the increase in the subscriber base, which amounted to 619,000 as of September 30, 2011, as compared with 594,000 at the end of September 30, 2010. Product revenues grew 35% compared with the same period last year. This increase was driven primarily by increased sales of products, in particular from Mapa.

Gross profit for the third quarter of 2011 was $20.9 million (50.2% of revenues), an increase of 15% compared with $18.2 million (49.0% of revenues) in the third quarter of 2010.

Operating profit for the third quarter of 2011 was $9.3 million (22.3% of revenues), an increase of 23% compared with an operating profit of $7.6 million (20.5% of revenues) in the third quarter of 2010.

EBITDA for the quarter was $13.6 million (32.7% of revenues), an increase of 17% compared to an EBITDA of $11.6 million (31.3% of revenues) in the third quarter of 2010.

Financial income in the third quarter of 2011 was $0.9 million compared with a financial income of $0.4 million in the third quarter of 2010.

Net income was US$6.6 million in the third quarter of 2011 (15.9% of revenues), growing 17% compared with a net profit of US$5.7 million (15.4% of revenues), as reported in the third quarter of 2010. Fully diluted EPS in the third quarter of 2011 was US$0.32, compared with fully diluted EPS of US$0.27 in the third quarter of 2010.

Cash flow from operations during the quarter was $9.2 million.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

As of September 30, 2011, the Company had net cash, including marketable securities and deposits for short and long term, of $56.9 million or $2.71 per share, compared with US$53.6 million or $2.56 per share as at June 30, 2011. Note that due to the recent Leonardo litigation and ST arbitration which had been accounted for in the financial statements in 2010, but as of 30/09/11 has not yet been paid, an amount totaling approximately $26 million is expected to be paid out in the coming months.

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our results, reporting our highest ever revenue level and net income. During the quarter, our business continued to perform well in all regions. We believe that already by the next quarter and as we move through 2012, our subscriber base will return to its former average growth rate. Overall, our business continues its stable growth, realizing the rewards of our past efforts.”

Conference Call Information

The Company will also be hosting a conference call later today, November 16, 2011 at 10am ET, 5pm Israel. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167
ISRAEL Dial-in Number: 03 918 0687
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0687

At: 10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 619,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of September 30, 2011

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of September 30, 2011

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2011	2010

Current assets
Cash and cash equivalents	43,739	46,674
Deposit in escrow	4,651	5,238
Investments in marketable securities	1,464	1,509
Accounts receivable (net of allowance for doubtful accounts)	29,034	31,161
Other current assets	12,757	12,770
Inventories	9,332	8,501
	100,977	105,853

Long-term investments and other assets
Deposit in escrow	7,875	7,858
Investments in affiliated company	216	220
Investments in other companies	82	86
Other non-current assets	2,360	3,709
Loan to former employee	357	558
Deferred income taxes	5,938	4,934
Funds in respect of employee rights upon retirement	4,711	4,498
	21,539	21,863

Property and equipment, net	42,725	46,147

Intangible assets, net	3,635	4,402

Goodwill	9,539	10,079

Total assets	178,415	188,344

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2011	2010

Current liabilities
Credit from banking institutions	658	98
Accounts payable	11,805	13,087
Deferred revenues	7,759	6,714
Litigation obligation	21,130	21,852
Other current liabilities	17,205	17,482
	58,557	59,233

Long-term liabilities
Long term loans	190	233
Liability for employee rights upon retirement	6,869	6,472
Other current liabilities	938	-
Provision for contingencies	3,954	5,324
Deferred revenues	863	873
Deferred income taxes	860	1,046
	13,674	13,948

Shareholders’ equity	101,774	110,771
Non - controlling interest	4,410	4,392
Total equity	106,184	115,163

Total liabilities and equity	178,415	188,344

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF INCOME

	US dollars			US dollars
(in thousands except per share data)	Nine month period ended September 30,			Three month period ended September 30,
	2011	2010		2011	2010

Revenues:
Location-based services	91,968	81,418	(*)	30,080	28,526	(*)
Wireless communications products	31,223	25,662	(*)	11,585	8,550	(*)
	123,191	107,080		41,665	37,076

Cost of revenues:
Location-based services	37,678	32,363	(*)	12,276	11,781	(*)
Wireless communications products	24,745	22,058	(*)	8,474	7,140	(*)
	62,423	54,421		20,750	18,921

Gross profit	60,768	52,659		20,915	18,155
Research and development expenses	480	333		196	111
Selling and marketing expenses	6,387	6,501		2,223	2,206
General and administrative expenses	27,065	23,628		9,204	8,246
Other expenses (income), net	(13)	3		(13)	-
Operating income	26,849	22,194		9,305	7,592
Other expenses	(806)	(81)		(847)	-
Financing income (expenses) ,net	1,429	459		851	388
Income before income tax	27,472	22,572		9,309	7,980
Income tax	(6,996)	(6,544)		(2,433)	(2,103)
	20,476	16,028		6,876	5,877
Share in income (losses) of affiliated companies, net	-	(2)		-	-
Net income for the period	20,476	16,026		6,876	5,877
Less: Net income attributable to non- controlling interest	(782)	(784)		(241)	(184)
Net income for the period attributable to the company	19,694	15,242		6,635	5,693

Basic and diluted earning per share attributable to company's shareholders	0.94	0.73		0.32	0.27

Basic and diluted weighted average number of shares outstanding:
Basic	20,968	20,968		20,968	20,968

Diluted	20,968	20,977		20,968	20,977

(*)  Reclassified

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine months period ended September 30 ,		Three months period ended September 30 ,
(in thousands)	2011	2010	2011	2010
Cash flows from operating activities
Net income for the period	20,476	16,026	6,876	5,877
Adjustments to reconcile net income to net cash from operating activities:
Depreciation , amortization and impairment of goodwill	13,109	11,513	4,305	3,998
Exchange differences on principal of deposit and loan, net	(453)	381	(968)	745
Gain in respect of trading marketable securities	-	-	19	-
Increase in liability for employee rights upon retirement	681	658	199	216
Share in losses of affiliated companies, net	-	2	-	-
Deferred income taxes	(1,366)	599	(800)	357
Capital loses (gains) on sale of property and equipment, net	(24)	21	6	-
Decrease (increase) in accounts receivable	759	(4,939)	600	(2,246)
Decrease (increase) in other current assets	65	(1,383)	364	(416)
Decrease (increase) in inventories	(1,204)	495	(2,026)	125
Increase (decrease) in accounts payable	(707)	901	173	428
Increase (decrease) in deferred revenues	1,368	(768)	3	(302)
Increase in other current liabilities	292	332	246	935
Litigation obligation	237	-	237	-
Net cash provided by operating activities	33,233	23,838	9,234	9,717
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(411)	(539)	(109)	(193)
Capital expenditures	(13,339)	(14,609)	(2,354)	(5,305)
Intangible assets expenditures	(58)		(58)	-
Deposit in escrow	603		-	-
Deposit	410	(45)	(52)	(13)
Proceeds from sale of property and equipment	549	704	323	225
Investment in marketable securities	-	(1,326)	-	-
Sale of marketable securities	-	4,214	-	-
Net cash used in investment activities	(12,246)	(11,601)	(2,250)	(5,286)
Cash flows from financing activities
Short-term credit from banking institutions, net	563	716	599	534
Receipt of Long term loans from banking institutions	-	165	-	-
Repayment of long terms loans	(35)	(6)	(12)	(6)
Acquisition of non controlling interest	-	(2,223)	-	(2,223)
Dividend paid	(21,782)	(31,621)	-	-
Dividend paid to Non controlling interest	(506)	-	(506)	-
Net cash provided (used in) financing activities	(21,760)	(32,969)	81	(1,695)
Effect of exchange rate changes on cash and cash equivalents	(2,162)	133	(3,132)	1,705
Net increase (decrease) in cash and cash equivalents	(2,935)	(20,599)	3,933	4,441
Balance of cash and cash equivalents at beginning of period	46,674	60,813	39,806	35,773
Balance of cash and cash equivalents at end of period	43,739	40,214	43,739	40,214